07026460

RECEIVED

2007 SEP 17 P 1:

Rentokil Initial

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

FILE NO: 82-34878

1 September 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

<u>Type of Information or Report</u>	<u>Document furnished</u>
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Interim Results for 6 months to 30 June 2007
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Directorate Change
6. Releases to the London Stock Exchange.	6. 6.1 Holdings in Company

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

9/18

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Company Secretary

Rentokil Initial

23 August 2007

RENTOKIL INITIAL PLC (RTO)
INTERIM RESULTS FOR SIX MONTHS TO 30 JUNE 2007

Highlights

- Operating and financial performance in line with plan
    - Revenue up in all divisions; Q2 up 22.2%; H1 up 23.0%
    - Solid progress in organic revenue growth: Q2 up 5.1%; H1 up 4.8%
    - Adjusted operating profit up in half for first time since 2003 : Q2 up 11.1%; H1 up 4.0%
    - Improving trend in adjusted profit before tax and amortisation but impacted by higher interest costs ahead of receipt of Electronic Security sale proceeds: Q2 down 4.3%; H1 down 12.9%
    - H1 profit before income tax from continuing operations £65.3m (2006: £89.4m)
- Turnarounds progressing: UK Pest, UK Washroom
- Acquisition integration on or ahead of plan in Asia Pacific and City Link
- Reshaping of the group continues
    - Investment in higher growth sectors: 50 acquisitions for total consideration of £96m in first half
    - Sale of UK, Netherlands and US electronic security businesses in July; sale of French business awaiting regulatory approval
- Interim dividend maintained at 2.13p
- Outlook for year unchanged; profits to move ahead strongly in second half

Note: all comparisons are for continuing operations and at constant exchange rates except profit before income tax which is a statutory number at actual exchange rates.

Doug Flynn, Chief Executive Officer of Rentokil Initial plc, said:

"The group's performance was in line with plan during the first half and we are pleased with the progress many of our businesses made. We believe that the group passed an inflection point in terms of profits at the end of the first half.

"We are continuing to reshape and reinvigorate the group. Profit before tax and amortisation will move ahead strongly in the second half of 2007 and the outlook for the year as a whole is unchanged. In 2008, excluding the interest benefit from the sale of Electronic Security, we expect the group's full year profit before tax and amortisation to show mid to high single digit year-on-year growth as the benefits of the extensive work undertaken over the past two years are realised."

Financial Summary

£million	Second Quarter			Half Year		
	Q2 07	Q2 06	change	H1 07	H1 06	change
Pro forma Continuing Operations[1] **At 2006 constant exchange rates[2]**						
Revenue	**553.1**	452.5	*22.2%*	**1,074.6**	873.5	*23.0%*
Operating profit before amortisation of intangibles[3]	**71.1**	61.9	*14.9%*	**122.7**	115.3	*6.4%*
Add back: one-off items	**0.9**	2.9	*(69.0%)*	**3.2**	5.8	*(44.8%)*
Adjusted operating profit[4]	**72.0**	64.8	*11.1%*	**125.9**	121.1	*4.0%*
Share of profit from associates (net of tax)	**0.6**	0.5	*20.0%*	**1.2**	1.1	*9.1%*
Interest	**(19.5)**	(9.8)	*(99.0%)*	**(38.5)**	(20.5)	*(87.8%)*
Adjusted profit before income tax[4]	**53.1**	55.5	*(4.3%)*	**88.6**	101.7	*(12.9%)*
Continuing Operations[1] **At actual exchange rates**						
Revenue	**547.8**	455.6	*20.3%*	**1,063.1**	881.4	*20.6%*
Operating profit before amortisation of intangibles[5]	**70.3**	62.6	*12.3%*	**121.1**	116.8	*3.7%*
Amortisation of intangible assets[6]	**(9.7)**	(4.5)	*(115.6%)*	**(18.3)**	(8.1)	*(125.9%)*
Operating profit	**60.6**	58.1	*4.3%*	**102.8**	108.7	*(5.4%)*
Share of profit from associates (net of tax)	**0.6**	0.5	*20.0%*	**1.1**	1.1	-
Net interest payable	**(19.5)**	(9.8)	*(99.0%)*	**(38.6)**	(20.4)	*(89.2%)*
Profit before income tax	**41.7**	48.8	*(14.5%)*	**65.3**	89.4	*(27.0%)*
Free cash flow[7]				**48.8**	44.0	*10.9%*
Basic earnings per share (continuing operations)				**2.88p**	3.59p	*(19.8%)*
Dividend per share (proposed)				**2.13p**	2.13p	-

[1]All figures are for continuing operations and are unaudited. The Electronic Security division has been treated as discontinued.
[2]Results at constant exchange rates have been translated at the full year average exchange rates for the year ended 31 December 2006. £/$ average rates: H1 2007 1.9767; H1 2006 1.7907; FY 2006 1.8469. £/€ average rates: H1 2007 1.4809; H1 2006 1.4526, FY 2006 1.4659
[3]Before amortisation of intangible assets (other than computer software and development costs) of £18.6m (2006: £8.0m).
[4]Before amortisation of intangible assets (other than computer software and development costs) of £18.6m (2006: £8.0m) and items of a one-off nature of £3.2m (2006: £5.8m). See appendix 4 for further details.
[5]Before amortisation of intangible assets (other than computer software and development costs) of £18.3m (2006: £8.1m).
[6]Other than amortisation of computer software and development costs.
[7]Cash flow before acquisitions, disposals, equity dividend payments and special pension contribution (see note 19).

For further information

Shareholder/analyst enquiries:

Andrew Macfarlane	Rentokil Initial plc	020 7866 3000
Lisa Williams		
Katharine Rycroft		

Media enquiries:

Malcolm Padley	Rentokil Initial plc	07788 978 199
Jon Rhodes, Tom Williams	Brunswick Group	020 7404 5959

A presentation for analysts and shareholders will be held on Thursday 23 August at 9:00am at UBS, 1-2 Finsbury Avenue, London EC2. This will be available via a live audio webcast at www.rentokil-initial.com.

This announcement contains statements that are, or may be, forward-looking regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

Note: The commentary in the First Half Overview and Divisional Review reflects the management divisional structure and not the statutory segmental information (see note 3c). All comparisons are at constant 2006 full year average exchange rates. References to operating profit are for continuing businesses before amortisation of intangible assets (other than computer software and development costs) unless otherwise stated. References to adjusted operating profit and adjusted profit before tax and amortisation (PBTA) also exclude items of a one-off nature, totalling a net cost of £3.2 million (2006: £5.8 million) that have impacted the results for the half year. In 2007, they relate to the group's restructuring programmes in the Pest Control and Textiles and Washroom Services divisions and the City Link/Target Express integration project and consist of the profit on the sale of a former business unit head office, consultancy, reorganisation and redundancy costs. These have been separately identified because they are not considered to be "business as usual" items and they have a varying impact on different businesses and reporting periods. An analysis of these costs by division is provided in appendix 4.

FIRST HALF OVERVIEW

Performance across the group was in line with plan during the first half, with second quarter profitability improving over the first quarter as anticipated.

Group revenue increased by 23.0% over the first half of last year with all divisions reporting higher revenue. The strongest revenue growth came from City Link, Facilities Services and Asia Pacific. Organic revenue, which excludes acquisitions, was 4.8% higher.

During the half, the contract portfolio increased by £29.0 million. This comprised £97.4 million from new business and £19.5 million from net additions/reductions offset by terminations of £82.9 million and net acquisitions/disposals of £5.0 million. The largest contributor to portfolio net gain was Asia Pacific, largely due to the Hong Kong government pest control contract which commenced in April. Textiles & Washroom Services experienced a small decline in the value of its portfolio in the half due to the continued portfolio loss in UK Washroom and the exit from the German Hospitals business which offset gains in the portfolio in Continental Europe. Excluding the German Hospitals business, Textiles and Washroom Services' portfolio grew at an annualised rate of 4.6% in Continental Europe.

The group's annualised customer retention rate increased in the first half to 88.3% from 87.9% in the first half of last year. Retention continued to improve in a number of key businesses, including UK Pest Control.

Operating profit (before amortisation of customer lists) from continuing operations was 6.4% higher than last year and adjusted operating profit (excluding the impact of one-off costs) increased by 4.0%. Strong profit growth was recorded by City Link, Facilities Services, Asia Pacific and Ambius. Comparisons for Pest Control were impacted by the inclusion of a full first quarter of seasonal losses in the US business, JC Ehrlich, acquired on 1 March 2006. Statutory operating profit of £102.8 million was 5.4% lower than last year.

Profit before tax and amortisation was impacted by significantly higher interest costs resulting from higher net debt ahead of the receipt of the Electronic Security sale proceeds and higher interest rates. As a result, profit before tax and amortisation for the first half was 10.9% lower than last year. Adjusted profit before tax and amortisation (excluding one-off costs) fell by 12.9% in the first six months but was only 4.3% behind last year in the second quarter.

The group's adjusted net margin was 11.7% in the first half versus 13.9% last year. The decrease reflects changes in business mix – particularly relating to the buy back of City Link franchises and a full period of ownership of the lower margin JC Ehrlich – as well as continued profit pressure in UK Pest Control and Washroom, where business restructuring continues.

Good progress was made during the half to integrate the businesses acquired during 2006, particularly Target Express, the City Link franchises and some of the larger Asia Pacific acquisitions such as Pink Healthcare.

In line with the goal of improving service levels and productivity through process change, a 400-seat shared service centre was established in the Midlands during the half which will meet many of the front office and back office needs of the UK Washroom, Pest Control, Ambius and Facilities Services businesses.

Further investment was made in the group's higher growth sectors in the first half with a total of 50 acquisitions for total consideration of £96 million. The majority of acquisitions were in City Link, Pest Control and Asia Pacific. In July, the acquisitions of Presto-X and Lancaster were announced for a total consideration of £38 million. Presto-X provides a follow-on regional business to add to Ehrlich in US Pest Control whilst the acquisition of Lancaster strengthens the Facilities Services division's position in the London cleaning market where it had limited presence.

The sale of the Electronic Security businesses in the UK, Netherlands and USA to United Technologies Corporation was completed on 2 July. The proceeds of £533 million represented 86% of the total sale value of £595 million plus completion adjustments. The sale of the Electronic Security division in France is awaiting regulatory approval by the French authorities.

Outlook

Note: The proceeds from the sale of the Electronic Security division will give an interest benefit of around £15 million in the second half of 2007 and around £30 million in 2008. These benefits have been excluded in order to make a fair comparison between the performance of the group in 2007 and 2008.

The outlook for the remainder of 2007 is unchanged. Excluding the interest benefit from the sale of Electronic Security (around £15 million), we continue to expect that profit before tax and amortisation for the year before one-off items will be in line with 2006, with profits moving ahead strongly in the second half.

In 2008, full year profit before tax and amortisation is expected to show mid to high single digit growth over 2007 after excluding the interest benefit from the sale of Electronic Security in each year (i.e. around £15 million in the second half of 2007 and £30 million in 2008).

The group's dividend policy remains unchanged.

DIVISIONAL REVIEW

Initial Textiles and Washroom Services

£ million	Second Quarter			Half Year		
	Q2 07	Q2 06	*change*	HY 07	HY 06	*change*
At 2006 constant exchange rates:						
Portfolio – net movement (appendix 1)	**(3.9)**	0.4	[redacted]	**(2.6)**	1.1	[redacted]
Revenue	**150.8**	147.9	*2.0%*	**300.6**	295.1	*1.9%*
Operating profit (before amortisation of intangible assets[1])	**29.3**	25.9	*13.1%*	**53.4**	52.9	*0.9%*
One-off items	**(1.1)**	1.9	-	**(0.1)**	2.2	-
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**28.2**	27.8	*1.4%*	**53.3**	55.1	*(3.3%)*

[1] Other than computer software and development costs

The positive signs seen in the Continental European activities of Initial Textiles and Washroom Services in the first quarter continued into the second quarter whilst the performance of the UK continues to be affected by the major restructuring programme which has been underway for the past year. For the division as a whole, revenue increased by 1.9%. Excluding German hospital services, which has been exited, organic revenue growth

was 2.6%. Divisional adjusted operating profit fell by 3.3% in the half but showed 1.4% growth in the second quarter. This is the first time the division has shown growth in adjusted operating profits since at least the end of 2004.

First half revenue was 4.4% higher than last year in Continental Europe (excluding the German hospitals services business). The net portfolio gain, which represents a continuation of the encouraging trends seen since the fourth quarter of 2006, was £11.3 million (adjusted to exclude the impact of the exit from the German hospital services business). Adjusted operating profit in Continental Europe increased by 1.7%.

In France, which is the group's largest single business, the positive portfolio trends noted earlier in the year have continued, particularly in the Washroom and Hospital Services sectors. Although operating profit for the half was below last year, those in the second quarter were ahead by 3.7%.

In Belgium, the Netherlands and Germany, adjusted operating profit for the half was ahead of last year. In Belgium, the new laundry at Lokeren is now entering operation. Production from the Schaerbeek and Zele plants will be transferred to Lokeren and the old plants will close by the end of the year. The cost of closure is estimated at £1.1 million, of which £1.0 million has been incurred and treated as a one-off cost in the first half. The new plant is expected to improve divisional profits by £0.7 million per annum from 2008.

A strong performance in the Netherlands was helped by lower sales costs, improved sales productivity and better processing cost control. The German business also made good progress in the first half, also benefiting from lower sales costs.

Contract portfolio development continues to be an issue for the UK Washroom business following the closure of the UK linen and workwear activities in April 2006 and this impacted both revenue and profit performance in the first half. Customer terminations continue to be high but improving service levels started to improve retention levels in the second quarter. Revenue fell by 6.4% due to the portfolio decline and to lower non-contract work and consumable sales. Adjusted operating profit fell by £2.3 million. We still expect to complete the reorganisation of this business by the end of this year but full margin recovery is unlikely before 2009.

Rentokil Pest Control

£ million	Second Quarter			Half Year		
	Q2 07	Q2 06	*change*	HY 07	HY 06	*change*
At 2006 constant exchange rates:						
Portfolio – net movement (appendix 1)	**2.7**	2.5	[redacted]	**7.0**	49.5	[redacted]
Revenue	**79.4**	75.5	*5.2%*	**146.6**	132.4	*10.7%*
Operating profit (before amortisation of intangible assets[1])	**17.8**	18.1	*(1.7%)*	**27.9**	31.8	*(12.3%)*
One-off items	**0.2**	1.0	*(80.0%)*	**0.6**	1.6	*(62.5%)*
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**18.0**	19.1	*(5.8%)*	**28.5**	33.4	*(14.7%)*

[1] Other than computer software and development costs

Divisional revenue increased by 10.7% in the first half. Organic revenue growth was 3.1%, held back by the UK where restructuring continues; excluding the UK organic revenue growth was 7.0%. Adjusted operating profit was 14.7% lower than the first half of last year, with a marked improvement in the second quarter (down 5.8%) compared to the first quarter (down 26.6%).

Performance in the first half of 2007 was impacted by the inclusion of a full quarter of seasonal first quarter losses in the US business, which was acquired on 1 March 2006, and by the restructuring in the UK. In addition, comparisons with the first half of 2006 reflect the

transfer to the division of corporate costs including R&D costs previously borne centrally which took place at the end of 2006 which amounted to some £3 million per annum.

Having restructured the business at the start of the year, the UK has made good progress with second quarter revenue down by 1.3% compared with a 9.6% drop in the first quarter, resulting in a 5.4% decline in the half year. In the month of June, revenue was 3.9% ahead of last year and at the highest level since October 2005. Inbound enquiries to the Dudley customer service centre grew strongly as the half progressed. Lower revenue impacted the profitability of the UK business and adjusted operating profit fell by 17.4% versus the same period last year. Again, profitability improved month-by-month during the half and in June and July had returned to last year's levels.

Continental Europe continued to deliver strong progress with a 7.1% increase in revenue over the first half of last year. All markets saw higher revenue with one minor exception. Organic growth of 4.8%, driven by improved sales productivity, was complemented by acquisitions in Spain, Italy, France and Finland. The region's adjusted operating profit was 4.8% higher than last year but lags behind revenue growth due to front-end investment in sales resource.

In North America, first half comparisons are impacted by the acquisition of JC Ehrlich. On a like-for-like basis, second quarter revenue was some 7% higher than last year despite cold weather being responsible for a late start to Ehrlich's "season". After the end of the half, the acquisition of Presto-X-Company was completed on 30 July for an initial cash consideration of US$38 million (£19 million) plus further cash consideration of up to $7 million (£3.5 million) based on the actual results for the year to 31 December 2007. Presto-X is a significant regional pest control company based in Omaha, Nebraska, USA, focused predominantly on commercial customers. Its turnover for the 12 months to 31 December 2006 was US$29 million.

Ambius

£ million	Second Quarter			Half Year		
	Q2 07	Q2 06	*change*	HY 07	HY 06	*change*
At 2006 constant exchange rates:						
Portfolio – net movement (appendix 1)	**0.1**	(0.4)	[redacted]	**0.6**	-	[redacted]
Revenue	**26.2**	25.0	*4.8%*	**51.6**	49.5	*4.2%*
Operating profit (before amortisation of intangible assets[1])	**2.2**	1.4	*57.1%*	**2.6**	2.1	*23.8%*
One-off items	**-**	-	-	**-**	-	-
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**2.2**	1.4	*57.1%*	**2.6**	2.1	*23.8%*

[1] Other than computer software and development costs

The division's performance improved as the half progressed. Revenue for the half was 4.2% higher than last year, with organic revenue growth at 1.4% excluding the UK. Adjusted operating profit – which had been down 42.9% year-on-year in the first quarter – was 23.8% higher than last year for the half following a stronger second quarter performance, supported by a property disposal in the UK. This was attributable to the turnaround of businesses in Canada and Europe which were underperforming in 2006, together with a solid performance in the USA.

The rebrand of the former Tropical Plants division to Ambius commenced in the UK in March and is progressively being rolled out, with North America due to complete the process in early 2008.

Revenue in North America, which accounts for more than half of the division's total, was 6.3% higher than last year and adjusted operating profit increased by 47.0%, the latter assisted by the return to profit of the Canadian operations which were loss-making in the first half of 2006.

In the UK, improvement in customer retention was more than offset by lower sales, resulting in revenue being 10% below last year. The detailed turnaround programme in the UK is continuing under its new managing director who joined the UK business in the second quarter from the group's New Zealand operations.

Revenue in Continental Europe increased by 6.9% in the first half, of which some 2% was organic growth. The strong first half adjusted operating profit improvement of 65.5% was delivered by an improved performance in a number of markets and the benefit of two acquisitions made in Sweden and Germany.

City Link

£ million	Second Quarter			Half Year		
	Q2 07	Q2 06	*change*	HY 07	HY 06	*Change*
At 2006 constant exchange rates:						
Revenue	**108.5**	47.6	*127.9%*	**203.0**	81.7	*148.5%*
Operating profit (before amortisation of intangible assets[1])	**12.1**	8.0	*51.3%*	**21.4**	13.7	*56.2%*
One-off items	**1.8**	-	-	**2.7**	-	-
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**13.9**	8.0	*73.8%*	**24.1**	13.7	*75.9%*

[1] Other than computer software and development costs

Comparisons with 2006 are impacted by the acquisition of Target Express in November 2006 and the franchise operations during 2006 and 2007. Adjusted operating profits exclude the integration costs of Target Express which were treated as one-off items. Revenue for the combined business increased by nearly 150% during the first half and adjusted operating profit increased by over 75%. Excluding the acquisitions, organic revenue growth was some 9.7% compared with estimated market growth of 4%.

During the first half, business-to-business revenues, which account for some 70% of network turnover, were strongly ahead of last year. However, there was evidence of some downtrading and slower sales growth in the business-to-consumer segment in the early months of the year.

The integration of Target Express is ahead of schedule. From 1 May, City Link and Target Express operated under one brand – City Link – with a single sales force and single sales proposition. In July, the businesses moved to a single operating platform, utilising the City Link trailer and cage configurations. During September the first two combined depot operations will be in place, with the rest of the depots merging during the next 18 months. Integration costs amounted to £2.7 million in the half and have been treated as one-off. Our current estimate is that integration costs will be some £23 million, of which around £9 million is likely to be incurred this year. This compares with our earlier estimate of total integration costs of £12 million, with £6 million in 2007. The additional integration spend will allow an earlier realisation of synergy benefits with around £2 million expected in the second half of 2007 (previous estimate: nil) and a run rate of at least £15 million by the end of 2008 (previous estimate: £10 million). The additional costs and synergies arise because we expect to close a net 40 depots against an original estimate of 24.

Eight franchise businesses were acquired during the first half for a total consideration of £14.2 million, bringing total spend on the programme to £66.1 million. Two franchises with combined 2006 revenues of £2.9 million remain outstanding and the buy back programme is expected to be completed by the end of the third quarter.

Initial Facilities Services

£ million	Second Quarter			Half Year		
	Q2 07	Q2 06	*change*	HY 07	HY 06	*change*
At 2006 constant exchange rates:						
Portfolio – net movement (appendix 1)	**4.6**	3.6	[redacted]	**4.9**	10.0	[redacted]
Revenue	**141.3**	125.8	*12.3%*	**284.3**	254.0	*11.9%*
Operating profit (before amortisation of intangible assets[1])	**8.8**	7.5	*17.3%*	**18.6**	15.0	*24.0%*
One-off items	**-**	0.1	-	**-**	0.1	-
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**8.8**	7.6	*15.8%*	**18.6**	15.1	*23.2%*

[1] Other than computer software and development costs

The first half saw a good performance by Initial Facilities Services with revenue up 11.9% and adjusted operating profit up 23.3%. Organic revenue growth was 6.1%.

The Cleaning businesses enjoyed a strong first half. In the UK, revenue was up 22.9% due to good portfolio growth in the second half of last year including the acquisition of InSitu. The portfolio benefited from a number of sizeable new business wins including WH Smith and TK Maxx although this was partially offset by the loss of parts of two other large contracts. Operating profit was 19.0% higher, mostly due to higher volumes which partially offset margin pressure. Initiatives to encourage daytime cleaning and a more efficient approach to account management for smaller customers are underway to improve UK net margin. The operations in Spain and the Netherlands also recorded good revenue and operating profit growth. Lancaster Office Cleaning Company Ltd was acquired in July for a total consideration of £19 million. Lancaster, which had revenue of £45 million in 2006, is a leading provider of cleaning and other services to clients in London, particularly in the financial districts of the City and Canary Wharf, where the business previously had only a limited presence.

Revenue and adjusted operating profit were both lower in the Catering business, partly due to the exit from a number of low margin and unprofitable education contracts. There have been some sizeable portfolio gains in the business and industry sector which will benefit the second half of the year, as will price increases and procurement benefits achieved in the first half.

Hospital Services reported higher revenue and adjusted operating profit, due to the non-recurrence of Agenda for Change costs incurred in 2006 and price and productivity improvements.

Rentokil Initial Asia Pacific

£ million	Second Quarter			Half Year		
	Q2 07	Q2 06	*Change*	HY 07	HY 06	*change*
At 2006 constant exchange rates:						
Portfolio – net movement (appendix 1)	**13.4**	10.7	[redacted]	**17.3**	12.8	[redacted]
Revenue	**39.5**	23.4	*68.8%*	**73.8**	46.2	*59.7%*
Operating profit (before amortisation of intangible assets[1])	**8.3**	4.7	*76.6%*	**14.0**	9.5	*47.4%*
One-off items	**-**	0.7	-	**-**	0.8	-
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**8.3**	5.4	*53.7%*	**14.0**	10.3	*35.9%*

[1] Other than computer software and development costs

Revenue in Asia Pacific increased by 59.7% in the first half of the year. Of this, organic growth was 14.4%, boosted by the Hong Kong government pest control contract which commenced on 1 April. Adjusted operating profit was 35.9% higher than last year.

Strategically, we are seeking to increase the group's exposure to East Asian and Pacific Rim markets and progress has been made in the past 18 months; in the second quarter the division represented 7.1% of group revenue and 11.5% of group adjusted operating profit compared with 4.7% and 7.7% respectively in the first quarter of 2006.

The larger Asia Pacific markets all produced higher revenue and adjusted operating profit, including Australia, New Zealand, Singapore, Hong Kong, Malaysia and South Korea, although comparisons are impacted by the high level of acquisition activity in the division in the past two years.

Work is continuing on the integration of Pink Healthcare and other businesses acquired in the past 18 months. Integration is on plan and benefits will start to be realised in the second half of 2007 and 2008.

A total of 23 acquisitions were completed during the first half, predominantly in pest control, plants, electronic security and facilities services. They will contribute annualised revenue of some £30 million.

Other (South Africa)

£ million	Second Quarter			Half Year		
	Q2 07	Q2 06	*change*	HY 07	HY 06	*change*
At 2006 constant exchange rates:						
Portfolio – net movement (appendix 1)	**0.6**	0.5	[redacted]	**1.8**	1.1	[redacted]
Revenue	**7.4**	7.3	*1.4%*	**14.7**	14.6	*0.7%*
Operating profit (before amortisation of intangible assets[1])	**2.8**	2.6	*7.7%*	**5.4**	5.3	*1.9%*
One-off items	**-**	0.2	-	**-**	0.2	-
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**2.8**	2.8	-	**5.4**	5.5	*(1.8%)*

[1] Other than computer software and development costs

In South Africa, comparative revenue is distorted by the disposal of a timber preserving business which was included in the 2006 results. Portfolio has grown by 7.5% in the past 12 months. Pest control grew strongly in the first half with a 12.4% revenue increase. Progress in pest control and, to a lesser extent, Ambius was offset by lower sales in the washroom business and it remains the challenge to return this part of the business to growth.

FINANCIAL ITEMS

Central Costs

£ million	Second Quarter			Half Year		
	Q2 07	Q2 06	*change*	HY 07	HY 06	*Change*
At 2006 constant exchange rates:						
Central costs	**(10.2)**	(6.3)	*(61.9%)*	**(20.6)**	(15.0)	*(37.3%)*
One-off items	**-**	(1.0)	-	**-**	0.9	-
Central costs before one-off items	**(10.2)**	(7.3)	*(39.7%)*	**(20.6)**	(14.1)	*(46.1%)*

Central costs were £6.5 million higher than the adjusted figure for the first half of 2006. The principal reasons for the increase are start-up costs of the new UK Shared Service Centre in Dudley and the continuing build-up of costs associated with the long-term incentive plan. In the half, there were a number of non-recurring charges and credits. The largest two items occurred in the second quarter and were an asset retirement, together with associated charges, of £10.6 million and the £10.2 million net release of surplus property and environmental provisions. This followed a successful exit from onerous lease liabilities at a large site in Maldon, Essex. A cash payment of £13.2 million was made and the excess

provisions have been released. These items have not been treated as one-off as they are not linked to restructuring and the net impact is small. The run rate of central costs is expected to fall in the second half.

One-off Items

Details of the one-off items incurred in the period for which adjustments have been made are set out in Appendix 4. These have been separately identified because they are not considered to be "business as usual" items and they have a varying impact on different businesses and reporting periods.

Across the group, the net cost of these one-off items in the half was £3.2 million, compared with £5.8 million last year. In the first six months of 2007, one-off costs were incurred in completing the UK Pest Control rationalisation, continuing the restructuring of the UK Washroom business, closure costs of plants in Belgium and the integration at City Link. As a result of our increase in the estimated integration costs of Target Express, we expect total one-off costs for 2007 as a whole to be some £16 million.

Interest

Net interest payable for the first six months of 2007 was £38.6 million, an £18.2 million increase over the prior year. Of the increase, approximately £12 million was attributable to higher levels of average debt and £6 million to effective interest rates which were, on average, approximately 1% higher than in 2006.

Tax

The blended headline rate for the first half of 2007 was 30.2% (2006: 31.0%). This represents the weighted headline tax rates appropriate to the countries in which the group operates. The income statement tax charge for 2007 for continuing businesses was 18.4% of profit before tax from continuing operations, compared with 25.8% for the first half of 2006. The principal factors that caused the effective tax rate to be lower than the blended rate, and lower than the effective rate last year, are the release of prior year provisions relating to matters now agreed with tax authorities and the release of the surplus property provision referred to above, which is not subject to tax.

Discontinued Operations

An offer to purchase the Electronic Security division for £595 million was received in March 2007 and as a result the activities of the division have been treated as discontinued operations and excluded from the profit before income tax shown on page 2. Following regulatory and other approvals, the sales of the UK, Netherlands and US companies in that division were completed in July 2007 and £533 million, representing 86% of the total sale proceeds plus completion adjustments, was received on 2 July. The sale of the French Electronic Security business awaits regulatory approval by the French authorities. Revenue from the Electronic Security division in the first half was £150.5 million (2006: £137.2 million), generating operating profit of £20.9 million (2006: £15.5 million) before amortisation of customer lists. Expected profit on sale of the division will be approximately £450 million. Any associated tax liability is expected to be small.

Dividends

The board has declared an unchanged interim dividend of 2.13p per share, which will be payable on 19 October 2007 to shareholders on the Register on 14 September 2007.

Cash Flow and Debt

Operating cash flow was £79.0 million compared with £85.2 million in the prior year. Although EBITDA was £23.4 million better than last year (reflecting in particular the non-recurrence of losses incurred in the UK linen and workwear business in 2006), the working

capital outflow was £33.0 million worse than the first half of 2006, to leave operating cash flow £6.2 million below last year. The working capital outflow has three main components: the payment made to exit the onerous property in Essex; the cash payment in 2007 of certain reorganisation costs provided at the end of 2006; and an increase in trade receivables while collection responsibilities were moved from various UK trading businesses to the new UK shared service centre in the Midlands. July statistics show that this situation is beginning to normalise.

Free cash flow was £48.8 million (2006: £44.0 million) reflecting lower net tax payments following the receipt of certain refunds in the first half.

In the six months to 30 June 2007, acquisition activity resulted in a net cash outflow of £93.0 million. The equivalent figure for 2006 was a net payment of only £17.5 million following the receipt of the proceeds from the disposal of the Manned Guarding business.

A scheduled payment of £30 million was made to the UK Pension Scheme at the end of January and in March a 7-year €500 million bond was issued to pre-finance a bond of the same size which matured in May 2007. At 30 June 2007, net debt was £1,350.3 million although it is now substantially lower following the receipt of the Electronic Security sale proceeds.

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 Months to 30 June 2007

£m at constant 2006 exchange rates	1.4.07	New Business	Terminations	Net Additions/ Reductions	Acquisitions / Disposals	30.6.07
Textiles & Washroom Services	572.8	13.8	(14.1)	1.5	(5.1)	568.9
Pest Control	218.7	8.8	(8.4)	2.1	0.2	221.4
Ambius	88.8	1.9	(2.8)	1.0	-	88.9
Facilities Services	414.7	13.0	(11.8)	3.4	-	419.3
Asia Pacific	107.0	15.3	(3.9)	1.0	1.0	120.4
Other	27.9	0.8	(0.7)	0.5	-	28.5
TOTAL	1,429.9	53.6	(41.7)	9.5	(3.9)	1,447.4

6 Months to 30 June 2007

£m at constant 2006 exchange rates	1.1.07	New Business	Terminations	Net Additions/ Reductions	Acquisitions / Disposals	30.6.07
Textiles & Washroom Services	571.5	28.9	(28.8)	7.5	(10.2)	568.9
Pest Control	214.4	17.1	(16.0)	4.2	1.7	221.4
Ambius	88.3	3.8	(5.2)	2.0	-	88.9
Facilities Services	414.4	26.2	(24.5)	3.2	-	419.3
Asia Pacific	103.1	19.7	(6.7)	0.8	3.5	120.4
Other	26.7	1.7	(1.7)	1.8	-	28.5
TOTAL	1,418.4	97.4	(82.9)	19.5	(5.0)	1,447.4

Notes

Contract portfolio definition: Customer contracts are usually either "fixed price", "as-used" (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract portfolio valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases – especially "as-used" (based on volume) and mixed contracts – estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

"As-used" contracts: These are more typical in Textiles and Washroom Services, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio or there is a significant "as-used" element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job work and extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the portfolio valuation.

New business: Represents new contractual arrangements in the period, which can either be new contracts with an existing customer or with a new customer.

Terminations: Represent the cessation of either a specific existing customer contract or the complete cessation of business with a customer, in the period.

Net additions/reductions: Represents net change to the value of existing customer contracts in the period as a result of changes (either up or down) in volume and/or pricing.

Acquisitions: Represents the valuation of customer contracts obtained from acquisitions made in the period.

Divisional Analysis (at constant exchange rates)
(based upon the way businesses are managed)

(at 2006 constant exchange rates)	3 months to 30 June 2007 £m (unaudited)	3 months to 30 June 2006 £m (unaudited)	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)
Business Analysis				
Revenue				
Textiles & Washroom Services	150.8	147.9	300.6	295.1
Pest Control	79.4	75.5	146.6	132.4
Ambius	26.2	25.0	51.6	49.5
City Link	108.5	47.6	203.0	81.7
Facilities Services	141.3	125.8	284.3	254.0
Asia Pacific	39.5	23.4	73.8	46.2
Other	7.4	7.3	14.7	14.6
Continuing operations at 2006 constant exchange rates	553.1	452.5	1,074.6	873.5
Exchange	(5.3)	3.1	(11.5)	7.9
Continuing operations at actual exchange rates	547.8	455.6	1,063.1	881.4
Operating profit*				
Textiles & Washroom Services	29.3	25.9	53.4	52.9
Pest Control	17.8	18.1	27.9	31.8
Ambius	2.2	1.4	2.6	2.1
City Link	12.1	8.0	21.4	13.7
Facilities Services	8.8	7.5	18.6	15.0
Asia Pacific	8.3	4.7	14.0	9.5
Other	2.8	2.6	5.4	5.3
Central costs	(10.2)	(6.3)	(20.6)	(15.0)
Continuing operations at 2006 constant exchange rates	71.1	61.9	122.7	115.3
Exchange	(0.8)	0.7	(1.6)	1.5
Continuing operations at actual exchange rates	70.3	62.6	121.1	116.8
Adjusted operating profit**				
Textiles & Washroom Services	28.2	27.8	53.3	55.1
Pest Control	18.0	19.1	28.5	33.4
Ambius	2.2	1.4	2.6	2.1
City Link	13.9	8.0	24.1	13.7
Facilities Services	8.8	7.6	18.6	15.1
Asia Pacific	8.3	5.4	14.0	10.3
Other	2.8	2.8	5.4	5.5
Central costs	(10.2)	(7.3)	(20.6)	(14.1)
Continuing operations at 2006 constant exchange rates	72.0	64.8	125.9	121.1
Exchange	(0.8)	0.7	(1.6)	1.5
Continuing operations at actual exchange rates	71.2	65.5	124.3	122.6

* Before amortisation of intangible assets other than computer software and development costs

** Before amortisation of intangible assets other than computer software and development costs and items of a one-off nature (see appendix 4 for further details).

Divisional Analysis (at actual exchange rates)
(based upon the way businesses are managed)

(at actual exchange rates)	3 months to 30 June 2007 £m (unaudited)	3 months to 30 June 2006 £m (unaudited)	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)
Business Analysis				
Revenue				
Textiles & Washroom Services	150.0	149.2	298.0	297.6
Pest Control	77.0	76.5	142.5	134.2
Ambius	25.1	25.2	49.5	50.5
City Link	108.5	47.7	203.0	81.8
Facilities Services	141.2	125.9	283.9	254.3
Asia Pacific	39.4	23.4	73.1	47.0
Other	6.6	7.6	13.1	16.0
Continuing operations at actual exchange rates	547.8	455.5	1,063.1	881.4
Operating profit*				
Textiles & Washroom Services	29.2	26.3	52.9	53.4
Pest Control	17.5	18.2	27.5	32.0
Ambius	2.1	1.5	2.5	2.2
City Link	12.1	8.0	21.4	13.7
Facilities Services	8.8	7.5	18.6	15.0
Asia Pacific	8.3	4.7	14.0	9.7
Other	2.5	2.7	4.8	5.8
Central costs	(10.2)	(6.3)	(20.6)	(15.0)
Continuing operations at actual exchange rates	70.3	62.6	121.1	116.8
Adjusted operating profit**				
Textiles & Washroom Services	28.1	28.2	52.8	55.6
Pest Control	17.7	19.2	28.1	33.6
Ambius	2.1	1.5	2.5	2.2
City Link	13.9	8.0	24.1	13.7
Facilities Services	8.8	7.6	18.6	15.1
Asia Pacific	8.3	5.4	14.0	10.5
Other	2.5	2.9	4.8	6.0
Central costs	(10.2)	(7.3)	(20.6)	(14.1)
Continuing operations at actual exchange rates	71.2	65.5	124.3	122.6

* Before amortisation of intangible assets other than computer software and development costs.
** Before amortisation of intangible assets other than computer software and development costs and items of a one-off nature (see appendix 4 for further details).

One-off Items

	3 months to 30 June 2007 £m (unaudited)	3 months to 30 June 2006 £m (unaudited)	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)
Textiles & Washroom Services	**1.1**	(1.9)	**0.1**	(2.2)
Pest Control	**(0.2)**	(1.0)	**(0.6)**	(1.6)
Ambius	**-**	-	**-**	-
City Link	**(1.8)**	-	**(2.7)**	-
Facilities Services	**-**	(0.1)	**-**	(0.1)
Asia Pacific	**-**	(0.7)	**-**	(0.8)
Other	**-**	(0.2)	**-**	(0.2)
Central costs	**-**	1.0	**-**	(0.9)
	(0.9)	(2.9)	**(3.2)**	(5.8)

Note: All numbers at both actual and constant exchange rates.

Independent review report to Rentokil Initial plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprises the consolidated interim balance sheet as at 30 June 2007 and the consolidated interim statements of income, cash flows and recognised income and expense for the six months then ended and the related notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This Interim Report has been prepared in accordance with the basis set out in note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

PricewaterhouseCoopers LLP
Chartered Accountants
London
23 August 2007

Consolidated Income Statement

	Notes	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)	Year to 31 December 2006 £m (audited)
Continuing operations:				
Revenue	3	**1,063.1**	881.4	1,843.2
Operating expenses		**(960.3)**	(772.7)	(1,628.7)
Operating profit		**102.8**	108.7	214.5
Analysed as:				
Operating profit before amortisation of intangible assets[1]		**121.1**	116.8	235.6
Amortisation of intangible assets[1]		**(18.3)**	(8.1)	(21.1)
Operating profit		**102.8**	108.7	214.5
Interest payable and similar charges	4	**(71.4)**	(55.9)	(112.3)
Interest receivable	5	**32.8**	35.5	61.2
Share of profit from associates (net of tax)		**1.1**	1.1	2.0
Profit before income tax		**65.3**	89.4	165.4
Income tax expense[2]	6	**(12.0)**	(23.1)	(33.3)
Profit for the period from continuing operations		**53.3**	66.3	132.1
Discontinued operations:				
Profit for the period from discontinued operations	7	**13.4**	68.4	115.0
Profit for the period (including discontinued operations)		**66.7**	134.7	247.1
Attributable to:				
Minority interest		**1.2**	1.4	2.0
Equity holders of the company		**65.5**	133.3	245.1
		66.7	134.7	247.1
Basic earnings per share				
- Continuing operations	8	**2.88p**	3.59p	7.20p
- Discontinued operations	8	**0.74p**	3.79p	6.37p
- Continuing and discontinued operations	8	**3.62p**	7.38p	13.57p
Diluted earnings per share				
- Continuing operations	8	**2.88p**	3.59p	7.20p
- Discontinued operations	8	**0.74p**	3.79p	6.37p
- Continuing and discontinued operations	8	**3.62p**	7.38p	13.57p
Dividends				
- Proposed per share (not accrued)		**2.13p**	2.13p	5.25p
- Authorised per share (accrued)		**5.25p**	5.25p	7.38p
- Paid per share		**5.25p**	5.25p	7.38p
- Proposed £ million (not accrued)		**38.5**	38.5	94.8
- Authorised £ million (accrued)		**94.9**	94.8	133.3
- Paid £ million		**94.9**	94.8	133.3

[1] Other than computer software and development costs.
[2] Taxation includes £15.4m (2006 H1: £18.3 m, 2006 FY: £27.4m) in respect of overseas taxation.

Consolidated Statement of Recognised Income and Expense

	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)	Year to 31 December 2006 £m (audited)
Profit for the period (including discontinued operations)	**66.7**	134.7	247.1
Net exchange adjustments offset in reserves	**(2.3)**	(2.5)	(10.1)
Actuarial gain on defined benefit pension plans	**2.9**	89.6	44.6
Revaluation of available-for-sale investments	**0.1**	(0.1)	0.1
Tax on items taken directly to reserves	**(0.9)**	(26.9)	(13.1)
Net (loss)/profit not recognised in income statement	**(0.2)**	60.1	21.5
Total recognised income for the period	**66.5**	194.8	268.6
Attributable to:			
Minority interest	**1.2**	1.4	2.0
Equity holders of the company	**65.3**	193.4	266.6
	66.5	194.8	268.6

Consolidated Balance Sheet

	Notes	At 30 June 2007 £m (unaudited)	At 30 June 2006 £m (unaudited)	At 31 December 2006 £m (audited)
Assets				
Non-current assets				
Intangible assets	10	**570.7**	273.4	559.1
Property, plant and equipment	11	**495.7**	493.6	513.1
Investments in associated undertakings		**9.0**	9.9	8.6
Other investments		**6.4**	6.8	6.8
Deferred tax assets		**14.5**	47.7	7.1
Trade and other receivables		**26.0**	25.0	24.7
Derivative financial instruments		**-**	3.0	-
		1,122.3	859.4	1,119.4
Current assets				
Inventory		**38.2**	47.3	46.9
Trade and other receivables		**444.7**	398.8	482.6
Derivative financial instruments		**4.1**	2.2	8.0
Cash and cash equivalents	12	**142.1**	120.5	135.1
Held-for-sale assets	7	**165.4**	36.3	-
		794.5	605.1	672.6
Liabilities				
Current liabilities				
Trade and other payables		**(463.1)**	(482.5)	(553.2)
Current tax liabilities		**(107.7)**	(118.3)	(103.6)
Provisions for other liabilities and charges	15	**(25.7)**	(28.5)	(22.3)
Bank and other short-term borrowings	13	**(67.7)**	(432.5)	(446.0)
Derivative financial instruments		**(1.3)**	(4.5)	(4.6)
Held-for-sale liabilities	7	**(96.6)**	(20.6)	-
		(762.1)	(1,086.9)	(1,129.7)
Net current assets/(liabilities)		**32.4**	(481.8)	(457.1)
Non-current liabilities				
Trade and other payables		**(15.7)**	(15.2)	(15.8)
Bank and other long-term borrowings	13	**(1,424.7)**	(672.7)	(877.3)
Deferred tax liabilities		**(59.4)**	(46.9)	(45.0)
Retirement benefits	14	**(85.6)**	(87.2)	(118.8)
Provisions for other liabilities and charges	15	**(98.0)**	(108.1)	(128.6)
Derivative financial instruments		**(31.0)**	(10.3)	(10.4)
		(1,714.4)	(940.4)	(1,195.9)
Net liabilities		**(559.7)**	(562.8)	(533.6)
Equity				
Capital and reserves attributable to the company's equity holders				
Called up share capital	16	**18.1**	18.1	18.1
Share premium account	16	**6.6**	5.3	6.2
Other reserves	16	**(1,730.9)**	(1,717.7)	(1,728.6)
Retained profits	16	**1,139.1**	1,124.5	1,164.3
		(567.1)	(569.8)	(540.0)
Minority interest	16	**7.4**	7.0	6.4
Total equity		**(559.7)**	(562.8)	(533.6)

Consolidated Cash Flow Statement

	Notes	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)	Year to 31 December 2006 £m (audited)
Cash flows from operating activities				
Cash generated from operating activities before special pension contribution	17	**157.0**	166.5	369.5
Special pension contribution		**(30.0)**	-	-
Cash generated from operating activities		**127.0**	166.5	369.5
Interest received		**8.2**	9.9	13.1
Interest paid		**(29.9)**	(29.8)	(54.7)
Income tax paid		**(7.3)**	(20.1)	(38.5)
Net cash generated from operating activities		**98.0**	126.5	289.4
Cash flows from investing activities				
Purchase of property, plant and equipment (PPE)		**(103.1)**	(84.2)	(176.3)
Purchase of intangible fixed assets		**(8.3)**	(2.5)	(6.3)
Proceeds from sale of PPE		**41.0**	13.7	42.5
Acquisition of companies and businesses, net of cash acquired	20	**(91.5)**	(114.7)	(406.5)
Proceeds from disposal of companies and businesses	7	**0.6**	98.1	134.9
Dividends received from associates		**-**	-	1.0
Net cash flows from investing activities		**(161.3)**	(89.6)	(410.7)
Cash flows from financing activities				
Issue of ordinary share capital		**0.4**	-	0.9
Treasury shares purchased		**-**	-	(1.9)
Dividends paid to equity shareholders	9	**(94.9)**	(94.8)	(133.3)
Dividends paid to minority interests		**(0.8)**	(0.7)	(1.8)
Interest element on finance lease payments		**(1.2)**	(1.2)	(2.3)
Capital element of finance lease payments		**(13.3)**	(9.5)	(19.5)
New loans/(repayments)		**167.0**	(30.2)	221.0
Net cash flows from financing activities		**57.2**	(136.4)	63.1
Net decrease in cash and bank overdrafts	18	**(6.1)**	(99.5)	(58.2)
Cash and bank overdrafts at beginning of year		**118.8**	170.7	170.7
Exchange gains on cash and bank overdrafts		**3.8**	6.0	6.3
Cash and bank overdrafts at end of the financial period	12	**116.5**	77.2	118.8

1. Basis of preparation of financial statements

These financial statements are the interim consolidated financial statements of Rentokil Initial plc, a company registered in England, and its subsidiaries (the "group") for the six month period ended 30 June 2007 (the "Interim Report"). They should be read in conjunction with the Annual Report for the year ended 31 December 2006 (the "Annual Report"). The accounting policies used are consistent with those used in the Annual Report. The presentation of the Interim Report is consistent with the Annual Report. Where necessary, the comparatives have been reclassified or extended from the previously reported interim results to take into account any presentational changes made in the Annual Report or in this Interim Report.

The group has chosen not to early adopt IAS 34, "Interim Financial Statements" in preparing its 2007 Interim Report. The preparation of the Interim Report requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the Interim Report. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the Interim Report, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

2. Significant events impacting the consolidated interim financial statements

There were no significant changes in the nature and amount of estimates and contingent assets reported since the published Annual Report.

3. Segmental information

(a) Primary reporting format – business segments

	Revenue 6 months to 30 June 2007 £m (unaudited)	Revenue 6 months to 30 June 2006 £m (unaudited)	Revenue Year to 31 December 2006 £m (audited)	Operating profit 6 months to 30 June 2007 £m (unaudited)	Operating profit 6 months to 30 June 2006 £m (unaudited)	Operating profit Year to 31 December 2006 £m (audited)
Continuing operations						
Textiles & Washroom Services	**340.2**	328.6	671.4	**60.7**	58.7	106.8
Pest Control	**175.3**	154.9	319.3	**27.8**	33.3	61.9
Ambius	**55.7**	55.9	116.5	**2.2**	1.7	6.6
City Link	**203.0**	81.8	213.3	**17.1**	13.7	32.6
Facilities Services	**288.9**	260.2	522.7	**16.8**	17.5	28.7
Central items	-	-	-	**(21.8)**	(16.2)	(22.1)
	1,063.1	881.4	1,843.2	**102.8**	108.7	214.5
Interest payable and similar charges	-	-	-	**(71.4)**	(55.9)	(112.3)
Interest receivable	-	-	-	**32.8**	35.5	61.2
Share of profit from associates (net of tax)						
- Textiles & Washroom Services	-	-	-	**1.1**	1.1	2.0
Profit before income tax	-	-	-	**65.3**	89.4	165.4
Income tax expense	-	-	-	**(12.0)**	(23.1)	(33.3)
Total for the period from continuing operations	**1,063.1**	881.4	1,843.2	**53.3**	66.3	132.1
Discontinued operations (after income tax)						
Textiles & Washroom Services	-	14.8	13.6	-	(11.1)	3.0
Facilities Services[1]	-	115.5	121.9	-	68.1	88.3
Electronic Security	**150.5**	137.2	281.5	**13.4**	8.9	22.2
Discontinued business segments[2]	-	-	-	-	2.5	1.5
Total for the period from discontinued operations	**150.5**	267.5	417.0	**13.4**	68.4	115.0
Total for the period (including discontinued operations)	**1,213.6**	1,148.9	2,260.2	**66.7**	134.7	247.1

[1]Profit from the Facilities Services segment for the 6 months to 30 June 2006 and year to 31 December 2006 includes profit on disposal (after tax) of £72.6m and £95.9m respectively.
[2]Discontinued business segments consists of the release of provisions in respect of prior period disposals.

3. Segmental information (continued)

(b) Secondary reporting format – geographical segments

	Revenue 6 months to 30 June 2007 £m (unaudited)	Revenue 6 months to 30 June 2006 £m (unaudited)	Revenue Year to 31 December 2006 £m (audited)
Continuing operations			
United Kingdom	526.1	387.6	834.1
Continental Europe	374.8	361.1	725.4
North America	74.9	68.3	149.8
Asia Pacific	73.1	47.0	102.1
Africa	14.2	17.4	31.8
Total from continuing operations	1,063.1	881.4	1,843.2
Discontinued operations			
United Kingdom	84.7	115.3	196.4
Continental Europe	56.3	68.9	122.1
North America	9.5	83.3	98.5
Total from discontinued operations	150.5	267.5	417.0
Total (including discontinued operations)	1,213.6	1,148.9	2,260.2

(c) Reconciliation of statutory segmental analysis to management divisional analysis

The commentary in the Overview and Divisional Review reflects the management divisional structure and not the segmental information presented above. For statutory purposes, the businesses within the geographic divisions of Asia Pacific and South Africa (Other) have been reallocated back to the relevant business segment in line with the requirements of IAS 14, "Segmental Reporting". In addition, the commentary in the Overview and Divisional Review is presented at constant exchange rates and before the amortisation of intangible assets (other than computer software and development costs). The tables that follow reconcile the segmental information presented above to the divisional performance referred to in the Overview and Divisional Review.

	Statutory basis 6 months to 30 June 2007 £m (unaudited)	Asia Pacific and Other 6 months to 30 June 2007 £m (unaudited)	Foreign exchange 6 months to 30 June 2007 £m (unaudited)	Management basis 6 months to 30 June 2007 £m (unaudited)	Management basis 6 months to 30 June 2006 £m (unaudited)	Management basis Year to 31 December 2006 £m (audited)
Revenue from continuing operations						
Textiles & Washroom Services	340.2	(42.2)	2.6	300.6	295.1	595.4
Pest Control	175.3	(32.8)	4.1	146.6	132.4	278.3
Ambius	55.7	(6.2)	2.1	51.6	49.5	105.8
City Link	203.0	-	-	203.0	81.7	213.3
Facilities Services	288.9	(5.0)	0.4	284.3	254.0	519.2
Asia Pacific	-	73.1	0.7	73.8	46.2	102.1
Other	-	13.1	1.6	14.7	14.6	29.1
	1,063.1	-	11.5	1,074.6	873.5	1,843.2

	Statutory basis 6 months to 30 June 2007 £m (unaudited)	Asia Pacific and Other 6 months to 30 June 2007 £m (unaudited)	Amortisation of intangible assets* 6 months to 30 June 2007 £m (unaudited)	Foreign exchange 6 months to 30 June 2007 £m (unaudited)	Management basis 6 months to 30 June 2007 £m (unaudited)	Management basis 6 months to 30 June 2006 £m (unaudited)	Management basis Year to 31 December 2006 £m (audited)
Operating profit from continuing operations							
Textiles & Washroom Services	60.7	(13.0)	5.2	0.5	53.4	52.9	92.1
Pest Control	27.8	(6.0)	5.7	0.4	27.9	31.8	61.4
Ambius	2.2	(0.9)	1.2	0.1	2.6	2.1	7.4
City Link	17.1	-	4.3	-	21.4	13.7	34.8
Facilities Services	16.8	0.1	1.7	-	18.6	15.0	27.4
Asia Pacific	-	14.0	-	-	14.0	9.5	20.2
Other	-	4.8	-	0.6	5.4	5.3	11.8
Central items	(21.8)	1.0	0.2	-	(20.6)	(15.0)	(19.5)
	102.8	-	18.3	1.6	122.7	115.3	235.6

*Other than computer software and development costs.

4. Interest payable and similar charges

	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)	Year to 31 December 2006 £m (audited)
Interest payable on bank loans and overdrafts	**15.8**	12.5	18.4
Interest payable on medium term notes issued	**29.3**	22.1	49.6
Net interest payable/(receivable) on fair value hedges	**0.5**	(4.3)	(6.7)
Interest on defined benefit plan liabilities	**25.7**	24.5	48.4
Interest payable on finance leases	**1.0**	1.0	1.8
Foreign exchange gain on translation of foreign denominated loans	**(0.1)**	(0.1)	(0.3)
Amortisation of discount on provisions	**1.1**	1.1	2.0
Net ineffectiveness of fair value hedges	**(0.5)**	(0.1)	(0.1)
Fair value gain on derivatives not designated in a hedge relationship[1]	**(1.4)**	(0.8)	(0.8)
Total interest payable and similar charges (continuing operations)	**71.4**	55.9	112.3

[1]The fair value gain on derivatives not designated in a hedge relationship includes fair value gains relating to forward rate agreements of £0.9m (HY 2006: £0.8m, FY 2006: £2.0m loss).

5. Interest receivable

	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)	Year to 31 December 2006 £m (audited)
Bank interest	**7.4**	9.7	13.8
Return on defined benefit plan assets	**25.4**	25.8	47.4
Total interest receivable (continuing operations)	**32.8**	35.5	61.2

6. Income tax expense

	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)	Year to 31 December 2006 £m (audited)
Analysis of charge in the period			
UK Corporation Tax at 30% (HY 2006: 30%, FY 2006: 30%)	**7.7**	7.8	15.3
Double tax relief	**(12.8)**	(5.8)	(17.6)
	(5.1)	2.0	(2.3)
Overseas taxation	**17.6**	19.1	35.3
Adjustment in respect of previous periods	**(5.4)**	(4.3)	(17.1)
Total current tax	**7.1**	16.8	15.9
Deferred tax	**4.9**	6.3	17.4
Total income tax expense (continuing operations)	**12.0**	23.1	33.3

7. Discontinued operations and disposals

(a) Disposals

The group exited its small German hospital services business in the period for a net payment of £1.1m after deducting disposal costs of £4.4m. No profit or loss arose on the transaction.

Details of net assets disposed and disposal proceeds are as follows:

	2007 £m (unaudited)
Non-current assets	
- Property, plant and equipment	**3.6**
Current liabilities	**(4.7)**
Net liabilities disposed	**(1.1)**
Profit on disposal	**-**
Consideration	**(1.1)**
Consideration deferred to future periods	**(0.9)**
Costs deferred to future periods	**2.6**
Cash inflow from disposal of companies and businesses	**0.6**

(b) Businesses held-for sale

The group announced on 30 November 2006 that it was undertaking a strategic review of the Electronic Security division in Europe and the USA. A formal sale process commenced in January 2007. Subsequently, on 2 July 2007, the UK, the Netherlands and the US businesses were disposed for gross proceeds of £533.4m. The sale of the remaining French business remains conditional upon French regulatory approval. The process for obtaining this approval is ongoing.

The balance sheets for these businesses have been disclosed on two lines within current assets and current liabilities, described as "held-for-sale assets" and "held-for-sale liabilities" respectively, and are held at the lower of cost and fair value less costs to sell.

Details of net assets disposed and disposal proceeds are as follows:

	2007 £m (unaudited)
Non-current assets	**84.0**
Current assets	**81.4**
Held-for-sale assets	**165.4**
Current liabilities	**(94.5)**
Non-current liabilities	**(2.1)**
Held-for-sale liabilities	**(96.6)**
Net held-for-sale assets	**68.8**

(c) Financial performance of discontinued operations

	6 months to 30 June 2007[2] £m (unaudited)	6 months to 30 June 2006 £m (unaudited)	Year to 31 December 2006 £m (audited)
Revenue	**150.5**	267.5	417.0
Operating expenses	**(131.1)**	(270.2)	(391.9)
Operating profit/(loss)	**19.4**	(2.7)	25.1
Finance costs – net	**(0.3)**	(0.6)	(1.0)
Profit/(loss) before income tax	**19.1**	(3.3)	24.1
Taxation	**(5.7)**	(0.9)	(5.0)
Profit/(loss) after income tax from discontinued operations	**13.4**	(4.2)	19.1
Profit on disposal of subsidiary net assets	**-**	71.6	98.5
Taxation	**-**	-	(8.5)
Cumulative translation exchange gain[1]	**-**	1.0	5.9
Total profit after income tax on disposal of subsidiary net assets	**-**	72.6	95.9
Profit on disposal of discontinued operations	**13.4**	68.4	115.0

[1]The cumulative translation exchange gain in prior periods relating to discontinued operations has been recycled out of exchange reserves to the consolidated income statement.
[2]The financial performance of discontinued operations in the 6 months to 30 June 2007 relates solely to the Electronic Security segment.

8. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust for UK employees, which are treated as cancelled.

	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)	Year to 31 December 2006 £m (audited)
Profit from continuing operations attributable to equity holders of the company	**52.1**	64.9	130.1
Profit from discontinued operations attributable to equity holders of the company	**13.4**	68.4	115.0
Weighted average number of ordinary shares in issue	**1,807.2**	1,806.5	1,806.5
Basic earnings per share from continuing operations	**2.88p**	3.59p	7.20p
Basic earnings per share from discontinued operations	**0.74p**	3.79p	6.37p
Basic earnings per share from continuing and discontinued operations	**3.62p**	7.38p	13.57p

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue to assume conversion of all dilutive potential ordinary shares. The company has two categories of dilutive potential ordinary shares, being those share options granted to employees where the exercise price is less than the average market price of the company's shares during the year and deferred shares granted to senior executives that will vest in the future.

	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)	Year to 31 December 2006 £m (audited)
Profit from continuing operations attributable to equity holders of the company	**52.1**	64.9	130.1
Profit from discontinued operations attributable to equity holders of the company	**13.4**	68.4	115.0
Weighted average number of ordinary shares in issue	**1,807.2**	1,806.5	1,806.5
Adjustment for share options and deferred shares	**-**	-	-
Weighted average number of ordinary shares for diluted earnings per share	**1,807.2**	1,806.5	1,806.5
Diluted earnings per share from continuing operations	**2.88p**	3.59p	7.20p
Diluted earnings per share from discontinued operations	**0.74p**	3.79p	6.37p
Diluted earnings per share from continuing and discontinued operations	**3.62p**	7.38p	13.57p

9. Dividends

	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)	Year to 31 December 2006 £m (audited)
2005 final dividend paid – 5.25p per share	**-**	94.8	94.8
2006 interim dividend paid – 2.13p per share	**-**	-	38.5
2006 final dividend paid – 5.25p per share	**94.9**	-	-
	94.9	94.8	133.3

The directors have declared an interim dividend of 2.13p per share amounting to £38.5m payable on 19 October 2007 to shareholders on the register at 14 September 2007. These interim financial statements do not reflect this dividend payable.

10. Intangible assets

	Goodwill £m	Customer lists £m	Brands, patents and reacquired franchise rights £m	Computer software £m	Development costs £m	Total £m
Cost						
At 1 January 2006 (audited)	80.8	221.6	0.3	35.1	3.2	341.0
Exchange differences	(0.2)	(4.5)	(0.3)	(0.1)	-	(5.1)
Additions	-	-	-	2.3	0.2	2.5
Disposals	-	-	-	(0.1)	-	(0.1)
Acquisition of companies and businesses	68.9	42.1	10.7	-	-	121.7
Disposal of companies and businesses	(2.9)	(7.2)	-	(3.1)	-	(13.2)
Held-for-sale assets	(1.0)	(17.4)	-	(0.7)	-	(19.1)
At 30 June 2006 (unaudited)	145.6	234.6	10.7	33.4	3.4	427.7
At 1 January 2006 (audited)	80.8	221.6	0.3	35.1	3.2	341.0
Exchange differences	(10.1)	(10.4)	(0.8)	(0.5)	-	(21.8)
Additions	-	-	-	6.0	0.4	6.4
Disposals	-	-	-	(2.0)	-	(2.0)
Acquisition of companies and businesses	269.6	135.6	29.9	0.1	-	435.2
Disposal of companies and businesses	(3.9)	(24.2)	-	(3.8)	(2.7)	(34.6)
Reclassification	-	-	-	0.1	(0.1)	-
At 31 December 2006 (audited)	336.4	322.6	29.4	35.0	0.8	724.2
At 1 January 2007 (audited)	**336.4**	**322.6**	**29.4**	**35.0**	**0.8**	**724.2**
Exchange differences	**0.1**	**0.7**	**(0.1)**	**0.1**	**-**	**0.8**
Additions	**-**	**-**	**-**	**8.2**	**-**	**8.2**
Disposals/retirements	**-**	**-**	**-**	**(12.3)**	**-**	**(12.3)**
Acquisition of companies and businesses	**54.1**	**42.2**	**7.1**	**0.1**	**-**	**103.5**
Held-for-sale assets	**(22.3)**	**(58.6)**	**-**	**(7.9)**	**(0.8)**	**(89.6)**
At 30 June 2007 (unaudited)	**368.3**	**306.9**	**36.4**	**23.2**	**-**	**734.8**
Accumulated amortisation and impairment						
At 1 January 2006 (audited)	-	(137.9)	-	(20.9)	(1.9)	(160.7)
Exchange differences	-	1.8	-	0.1	-	1.9
Disposals	-	-	-	0.1	-	0.1
Disposal of companies and businesses	-	4.6	-	2.2	-	6.8
Amortisation charge	-	(11.5)	(0.3)	(1.8)	(0.2)	(13.8)
Held-for-sale assets	-	11.0	-	0.4	-	11.4
At 30 June 2006 (unaudited)	-	(132.0)	(0.3)	(19.9)	(2.1)	(154.3)
At 1 January 2006 (audited)	-	(137.9)	-	(20.9)	(1.9)	(160.7)
Exchange differences	-	5.7	(0.1)	0.4	-	6.0
Disposals	-	-	-	0.8	-	0.8
Disposal of companies and businesses	-	15.7	-	2.6	2.7	21.0
Amortisation charge	-	(25.2)	(2.3)	(3.7)	(1.0)	(32.2)
At 31 December 2006 (audited)	-	(141.7)	(2.4)	(20.8)	(0.2)	(165.1)
At 1 January 2007 (audited)	**-**	**(141.7)**	**(2.4)**	**(20.8)**	**(0.2)**	**(165.1)**
Exchange differences	**-**	**(0.2)**	**-**	**-**	**-**	**(0.2)**
Disposals	**-**	**-**	**-**	**3.2**	**-**	**3.2**
Amortisation charge	**-**	**(17.2)**	**(2.6)**	**(1.4)**	**(0.1)**	**(21.3)**
Held-for-sale assets	**-**	**14.5**	**-**	**4.5**	**0.3**	**19.3**
At 30 June 2007 (unaudited)	**-**	**(144.6)**	**(5.0)**	**(14.5)**	**-**	**(164.1)**
Net book value						
1 January 2006 (audited)	80.8	83.7	0.3	14.2	1.3	180.3
30 June 2006 (unaudited)	145.6	102.6	10.4	13.5	1.3	273.4
31 December 2006 (audited)	336.4	180.9	27.0	14.2	0.6	559.1
30 June 2007 (unaudited)	**368.3**	**162.3**	**31.4**	**8.7**	**-**	**570.7**

11. Property, plant and equipment

	Land & buildings £m	Plant, equipment & tropical plants £m	Vehicles & office equipment £m	Total £m
Cost				
At 1 January 2006 (audited)	166.3	739.2	263.9	1,169.4
Exchange differences	0.5	(2.7)	(4.0)	(6.2)
Additions	4.8	57.0	25.1	86.9
Disposals	(4.6)	(59.0)	(23.0)	(86.6)
Acquisition of companies and businesses	2.9	1.4	7.3	11.6
Disposal of companies and businesses	(2.0)	(5.2)	(8.6)	(15.8)
Held-for-sale assets	(6.9)	(0.7)	(4.0)	(11.6)
At 30 June 2006 (unaudited)	161.0	730.0	256.7	1,147.7
At 1 January 2006 (audited)	166.3	739.2	263.9	1,169.4
Exchange differences	(3.4)	(17.6)	(8.2)	(29.2)
Additions	12.8	123.2	56.1	192.1
Disposals	(12.2)	(201.8)	(47.6)	(261.6)
Acquisition of companies and businesses	7.7	5.1	13.0	25.8
Disposal of companies and businesses	(3.2)	(9.0)	(12.9)	(25.1)
At 31 December 2006 (audited)	168.0	639.1	264.3	1,071.4
At 1 January 2007 (audited)	**168.0**	**639.1**	**264.3**	**1,071.4**
Exchange differences	**(0.1)**	**0.8**	**0.3**	**1.0**
Additions	**12.3**	**67.9**	**23.7**	**103.9**
Disposals	**(13.3)**	**(26.8)**	**(56.3)**	**(96.4)**
Acquisition of companies and businesses	**0.9**	**1.8**	**4.1**	**6.8**
Disposal of companies and businesses	**(2.3)**	**(7.7)**	**(1.0)**	**(11.0)**
Held-for-sale assets	**(4.4)**	**(7.3)**	**(38.3)**	**(50.0)**
At 30 June 2007 (unaudited)	**161.1**	**667.8**	**196.8**	**1,025.7**
Accumulated depreciation and impairment				
At 1 January 2006 (audited)	(44.2)	(478.9)	(148.8)	(671.9)
Exchange differences	(0.5)	1.4	1.9	2.8
Disposals	1.0	57.5	19.3	77.8
Disposal of companies and businesses	1.0	4.0	5.1	10.1
Depreciation charge	(1.6)	(53.3)	(21.7)	(76.6)
Held-for-sale assets	0.6	0.5	2.6	3.7
At 30 June 2006 (unaudited)	(43.7)	(468.8)	(141.6)	(654.1)
At 1 January 2006 (audited)	(44.2)	(478.9)	(148.8)	(671.9)
Exchange differences	1.1	10.2	4.2	15.5
Disposals	1.9	199.5	38.7	240.1
Disposal of companies and businesses	1.5	7.0	7.9	16.4
Impairment charge	-	(1.0)	-	(1.0)
Depreciation charge	(3.6)	(109.8)	(44.0)	(157.4)
At 31 December 2006 (audited)	(43.3)	(373.0)	(142.0)	(558.3)
At 1 January 2007 (audited)	**(43.3)**	**(373.0)**	**(142.0)**	**(558.3)**
Exchange differences	-	**(0.4)**	**(0.1)**	**(0.5)**
Disposals	**8.8**	**25.3**	**36.7**	**70.8**
Disposal of companies and businesses	**1.2**	**5.2**	**0.7**	**7.1**
Depreciation charge	**(1.8)**	**(55.4)**	**(19.7)**	**(76.9)**
Held-for-sale assets	**2.0**	**4.6**	**21.2**	**27.8**
At 30 June 2007 (unaudited)	**(33.1)**	**(393.7)**	**(103.2)**	**(530.0)**
Net book value				
At 1 January 2006 (audited)	**122.1**	**260.3**	**115.1**	**497.5**
At 30 June 2006 (unaudited)	**117.3**	**261.2**	**115.1**	**493.6**
At 31 December 2006 (audited)	**124.7**	**266.1**	**122.3**	**513.1**
At 30 June 2007 (unaudited)	**128.0**	**274.1**	**93.6**	**495.7**

12. Cash and cash equivalents

	30 June 2007 £m (unaudited)	30 June 2006 £m (unaudited)	31 December 2006 £m (unaudited)
Cash at bank and in hand	**120.7**	109.5	90.2
Short-term bank deposits	**21.4**	11.0	44.9
	142.1	120.5	135.1
Cash and bank overdrafts include the following for the purposes of the cash flow statement:			
Cash and cash equivalents	**142.1**	120.5	135.1
Bank overdrafts (note 13)	**(25.6)**	(43.3)	(16.3)
	116.5	77.2	118.8

13. Bank and other borrowings

	30 June 2007 £m (unaudited)	30 June 2006 £m (unaudited)	31 December 2006 £m (audited)
Non-current			
Bank borrowings	**489.9**	98.7	254.1
Other loans	**915.1**	553.1	603.1
Finance lease liabilities	**19.7**	20.9	20.1
	1,424.7	672.7	877.3
Current			
Bank overdrafts	**25.6**	43.3	16.3
Bank borrowings	**12.3**	2.8	30.5
Other loans	**18.8**	371.1	383.3
Finance lease liabilities	**11.0**	15.3	15.9
	67.7	432.5	446.0
Total bank and other borrowings	**1,492.4**	1,105.2	1,323.3

The group operated the following medium term notes under its €2.5bn Euro Medium Term Note programme during the period as follows:

Currency/Amount	IAS 39 hedging	Interest Coupon	Maturity date
€500m	FV, NIH	Fixed rate – 5.75% pa	Matured
£250m	FV	Fixed rate – 6.125% pa	19.11.08
£300m	FV	Fixed rate – 5.75% pa	31.03.16
€100m	NH	Floating rate – 3 month EURIBOR +0.28%	03.07.08
€500m	NIH	Fixed rate – 4.625% pa	27.03.14

Key: FV - Fair value hedge accounting applied
NH - Hedge accounting not applied
NIH - Designated for net investment hedging

14. Retirement benefit obligations

Apart from the legally required social security state schemes, the group operates a number of pension schemes around the world covering many of its employees. The major schemes are of the defined benefit type with assets held in separate trustee administered funds.

The principal scheme in the group is the Rentokil Initial Pension Scheme ('RIPS') in the United Kingdom, which has a number of defined benefit sections, which are now closed to new entrants (other than the Initial No2 Section, accounting for 0.5% of the total scheme liabilities, which remains open). Actuarial valuations of the UK scheme are usually carried out every three years. The most recent valuation was at 31 March 2005. A valuation will be performed at 31 March 2007.

These defined benefit schemes are re-appraised annually by independent actuaries based upon actuarial assumptions in accordance with IAS 19 requirements.

The principal assumptions used for the UK RIPS scheme are shown below.

	30 June 2007 £m (unaudited)	30 June 2006 £m (unaudited)	31 December 2006 £m (audited)
Weighted average %			
Discount rate	**5.8%**	5.2%	5.1%
Expected return on plan assets	**5.5%**	5.1%	5.5%
Future salary increases	**4.1%**	3.7%	3.8%
Future pension increases	**3.3%**	3.0%	3.1%

The amounts recognised in the balance sheet for the total of the UK RIPS and other[1] schemes are determined as follows:

Present value of funded obligations	**(962.9)**	(971.1)	(1,033.8)
Fair value of plan assets	**883.0**	889.4	921.1
	(79.9)	(81.7)	(112.7)
Present value of unfunded obligations	**(5.7)**	(5.5)	(6.1)
Liability in the balance sheet	**(85.6)**	(87.2)	(118.8)

The fair value of plan assets at the balance sheet date for the total of the UK RIPS and other[1] schemes is analysed as follows:

Equity instruments	**195.2**	178.3	186.2
Debt instruments	**698.5**	696.5	707.3
Property	**0.8**	0.5	0.8
Cash	**1.5**	8.2	0.9
Swaps	**(13.0)**	5.9	25.9
	883.0	889.4	921.1

The amounts recognised in the income statement for the total of the UK RIPS and other[1] schemes are as follows:

Current service cost[2]	**0.8**	7.2	8.9
Prior service cost[3]	**-**	-	(3.0)
Curtailment	**-**	-	(16.2)
Interest cost[2]	**25.7**	24.5	48.4
Amount charged to pension liability	**26.5**	31.7	38.1
Expected return on plan assets[2]	**(25.4)**	(25.8)	(47.4)
Total pension cost	**1.1**	5.9	(9.3)

[1] Other retirement benefit plans are predominantly made up of defined benefit plans situated in Ireland, Germany, Australia, Belgium, Norway and New Zealand.
[2] Service costs are charged to operating expenses and interest cost and return on plan assets to interest payable and receivable respectively.
[3] Change in assumptions arising from 'A day'.

15. Provisions for other liabilities and charges

	Vacant properties £m	Environmental £m	Self insurance £m	Other £m	Total £m
At 1 January 2006 (audited)	46.3	35.8	51.1	14.8	148.0
Exchange differences	-	(0.8)	(1.3)	(0.1)	(2.2)
Additional provisions	-	1.7	7.5	5.8	15.0
Acquisition of companies and businesses	-	-	-	0.9	0.9
Unused amounts reversed	(1.5)	-	-	(2.5)	(4.0)
Unwinding of discount on provisions	0.6	0.5	-	-	1.1
Transferred to held for sale liabilities	(11.7)	-	-	-	(11.7)
Used during the year	(1.5)	(1.6)	(7.1)	(0.3)	(10.5)
At 30 June 2006 (unaudited)	32.2	35.6	50.2	18.6	136.6
At 1 January 2006 (audited)	46.3	35.8	51.1	14.8	148.0
Exchange differences	-	(1.4)	(2.3)	(0.2)	(3.9)
Additional provisions	5.1	3.6	13.4	19.3	41.4
Acquisition of companies and businesses	2.8	-	-	2.2	5.0
Unused amounts reversed	(2.5)	(0.6)	(2.8)	(2.5)	(8.4)
Unwinding of discount on provisions	1.1	0.9	-	-	2.0
Used during the year	(16.5)	(2.4)	(13.4)	(0.9)	(33.2)
At 31 December 2006 (audited)	36.3	35.9	46.0	32.7	150.9
At 1 January 2007 (audited)	**36.3**	**35.9**	**46.0**	**32.7**	**150.9**
Exchange differences	-	**(0.2)**	**(0.4)**	**(0.1)**	**(0.7)**
Additional provisions	-	**4.0**	**5.7**	**1.7**	**11.4**
Reclassification	**1.6**	-	-	**(1.6)**	-
Acquisition of companies and businesses	-	**1.0**	-	-	**1.0**
Unused amounts reversed	**(3.0)**	**(10.2)**	-	-	**(13.2)**
Unwinding of discount on provisions	**0.5**	**0.6**	-	-	**1.1**
Used during the year	**(15.4)**	**(0.8)**	**(6.7)**	**(3.9)**	**(26.8)**
At 30 June 2007 (unaudited)	**20.0**	**30.3**	**44.6**	**28.8**	**123.7**

Provisions analysed as follows:

	At 30 June 2007 £m (unaudited)	At 30 June 2006 £m (unaudited)	At 31 December 2006 £m (audited)
Non-current	**98.0**	108.1	128.6
Current	**25.7**	28.5	22.3
	123.7	136.6	150.9

Vacant properties

The group has a number of vacant and partly sub-let leasehold properties, with the majority of the head leases expiring before 2020. Provision has been made for the residual lease commitments together with other outgoings, after taking into account existing sub-tenant arrangements and assumptions relating to later periods of vacancy.

Environmental

The group owns a number of properties in the UK, Europe and the USA where there is land contamination and provisions are held for the remediation of such contamination.

Self Insurance

The group purchases external insurance from a portfolio of international insurers for its key insurable risks in order to limit the maximum potential loss that could be suffered in any one year. Individual claims are met in full by the group up to agreed self insured limits in order to limit volatility in claims.

The calculated cost of self insurance claims, based on an actuarial assessment of claims incurred at the balance sheet date, is accumulated as claims provisions.

Other

Other provisions principally comprise amounts required to cover obligations arising, warranties given and costs relating to disposed businesses together with amounts set aside to cover certain legal and regulatory claims.

Notes to the accounts (continued)

16. Statement of changes in equity

	Called up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Minority interest £m	Total equity £m
At 1 January 2006 (audited)	18.1	5.3	(1,714.1)	1,024.1	7.0	(659.6)
Total recognised income for the period	-	-	(2.6)	197.4	-	194.8
Dividends paid to ordinary shareholders	-	-	-	(94.8)	-	(94.8)
Cost of share options	-	-	-	(0.8)	-	(0.8)
Minority interest share of profit	-	-	-	(1.4)	1.4	-
Cumulative exchange recycled to income statement on disposal of foreign subsidiary	-	-	(1.0)	-	-	(1.0)
Currency translation difference on minority interest	-	-	-	-	(0.7)	(0.7)
Dividends paid to minority interests	-	-	-	-	(0.7)	(0.7)
At 30 June 2006 (unaudited)	18.1	5.3	(1,717.7)	1,124.5	7.0	(562.8)
At 1 January 2006 (audited)	18.1	5.3	(1,714.1)	1,024.1	7.0	(659.6)
Total recognised income for the period	-	-	(10.0)	278.6	-	268.6
Dividends paid to ordinary shareholders	-	-	-	(133.3)	-	(133.3)
New share capital issued	-	0.9	-	-	-	0.9
Cost of share options and long term incentive plan	-	-	-	(1.9)	-	(1.9)
Transfer to other reserves	-	-	1.2	(1.2)	-	-
Minority interest share of profit	-	-	-	(2.0)	2.0	-
Cumulative exchange recycled to income statement on disposal of foreign subsidiary	-	-	(5.7)	-	-	(5.7)
Currency translation difference on minority interest	-	-	-	-	(0.8)	(0.8)
Dividends paid to minority interests	-	-	-	-	(1.8)	(1.8)
At 31 December 2006 (audited)	18.1	6.2	(1,728.6)	1,164.3	6.4	(533.6)
At 1 January 2007 (audited)	18.1	6.2	(1,728.6)	1,164.3	6.4	(533.6)
Total recognised income for the period	-	-	(2.2)	68.7	-	66.5
Dividends paid to ordinary shareholders	-	-	-	(94.9)	-	(94.9)
New share capital issued	-	0.4	-	-	-	0.4
Cost of share options and long term incentive plan	-	-	-	2.1	-	2.1
Transfer to other reserves	-	-	(0.1)	0.1	-	-
Minority interest share of profit	-	-	-	(1.2)	1.2	-
Currency translation difference on minority interest	-	-	-	-	0.6	0.6
Dividends paid to minority interests	-	-	-	-	(0.8)	(0.8)
At 30 June 2007 (unaudited)	18.1	6.6	(1,730.9)	1,139.1	7.4	(559.7)

16. Statement of changes in equity (continued)

	Other reserves				
	Capital reduction reserve £m	Legal £m	Translation reserve £m	Available-for-sale £m	Total £m
At 1 January 2006 (audited)	(1,722.7)	9.2	0.2	(0.8)	(1,714.1)
Net exchange adjustments offset in reserves	-	-	(2.5)	-	(2.5)
Available-for-sale investments marked to market	-	-	-	(0.1)	(0.1)
Total recognised expense for the year	-	-	(2.5)	(0.1)	(2.6)
Cumulative exchange recycled on disposal of foreign subsidiary	-	-	(1.0)	-	(1.0)
At 30 June 2006 (unaudited)	(1,722.7)	9.2	(3.3)	(0.9)	(1,717.7)
At 1 January 2006 (audited)	(1,722.7)	9.2	0.2	(0.8)	(1,714.1)
Net exchange adjustments offset in reserves	-	-	(10.1)	-	(10.1)
Available-for-sale investments marked to market	-	-	-	0.1	0.1
Total recognised (expense)/ income for the period	-	-	(10.1)	0.1	(10.0)
Cumulative exchange recycled on disposal of foreign subsidiary	-	-	(5.7)	-	(5.7)
Transfer from retained reserves	-	1.2	-	-	1.2
At 31 December 2006 (audited)	(1,722.7)	10.4	(15.6)	(0.7)	(1,728.6)
At 1 January 2007 (audited)	**(1,722.7)**	**10.4**	**(15.6)**	**(0.7)**	**(1,728.6)**
Net exchange adjustments offset in reserves	**-**	**-**	**(2.3)**	**-**	**(2.3)**
Available-for-sale investments marked to market	**-**	**-**	**-**	**0.1**	**0.1**
Total recognised (expense)/income for the period	**-**	**-**	**(2.3)**	**0.1**	**(2.2)**
Transfer from retained reserves	**-**	**(0.1)**	**-**	**-**	**(0.1)**
At 30 June 2007 (unaudited)	**(1,722.7)**	**10.3**	**(17.9)**	**(0.6)**	**(1,730.9)**

17. Cash generated from operating activities

	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)	Year to 31 December 2006 £m (audited)
Profit for the year	**66.7**	134.7	247.1
Adjustments for:			
- Profit on sale of discontinued operations	-	(71.6)	(98.5)
- Taxation on profit on sale of discontinued operations	-	-	8.5
- Cumulative translation exchange gain recycled on discontinued operations	-	(1.0)	(5.9)
- Loss on sale of continuing operations	-	-	0.5
- Cumulative translation exchange loss recycled on continuing operations	-	-	0.2
- Discontinued operations tax and interest	**6.0**	1.5	6.0
- Tax	**12.0**	23.1	33.3
- Share of profit from associates	**(1.1)**	(1.1)	(2.0)
- Interest income	**(32.8)**	(35.5)	(61.2)
- Interest expense	**71.4**	55.9	112.3
- Depreciation	**76.9**	76.6	157.4
- Amortisation of intangible assets*	**19.8**	11.8	27.5
- Amortisation of computer software and development costs	**1.5**	2.0	4.7
- Pension curtailment and past pension credits	-	-	(19.2)
- Other major non-cash items	-	(0.8)	1.0
- Profit on sale of property, plant and equipment	**(15.3)**	(4.9)	(21.3)
- Loss on disposal/retirement of intangible assets	**9.1**	-	1.2
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):			
- Inventories	**(1.1)**	(3.3)	(2.8)
- Trade and other receivables	**(19.1)**	3.2	(47.6)
- Trade and other payables and provisions	**(37.0)**	(24.1)	28.3
Cash generated from operating activities before special pension contribution	**157.0**	166.5	369.5
Special pension contribution	**(30.0)**	-	-
Cash generated from operating activities	**127.0**	166.5	369.5

*Other than computer software and development costs

18. Reconciliation of net decrease in cash and bank overdrafts to net debt

	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)	Year to 31 December 2006 £m (audited)
Net decrease in cash and bank overdrafts	**(6.1)**	(99.5)	(58.2)
Movement on finance leases	**6.5**	1.9	1.9
Movement on loans	**(167.0)**	30.2	(221.0)
Increase in debt resulting from cash flows	**(166.6)**	(67.4)	(277.3)
Acquisition of companies and businesses	**(2.1)**	(9.6)	(11.3)
Disposal of companies and businesses	**-**	8.7	9.3
Revaluation of net debt	**7.4**	17.4	11.3
Net debt translation differences	**(0.8)**	6.5	20.1
Movement on net debt in the period	**(162.1)**	(44.4)	(247.9)
Opening net debt	**(1,188.2)**	(940.3)	(940.3)
Closing net debt	**(1,350.3)**	(984.7)	(1,188.2)
Closing net debt comprises:			
Cash and cash equivalents	**142.1**	120.5	135.1
Bank and other short-term borrowings	**(67.7)**	(432.5)	(446.0)
Bank and other long-term borrowings	**(1,424.7)**	(672.7)	(877.3)
Total net debt	**(1,350.3)**	(984.7)	(1,188.2)

19. Free cash flow

	6 months to 30 June 2007 £m (unaudited)	6 months to 30 June 2006 £m (unaudited)	Year to 31 December 2006 £m (audited)
Net cash generated from operating activities	**98.0**	126.5	289.4
Add back: special pension contribution	**30.0**	-	-
	128.0	126.5	289.4
Purchase of property, plant and equipment (PPE)	**(103.1)**	(84.2)	(176.3)
Purchase of intangible fixed assets	**(8.3)**	(2.5)	(6.3)
Leased property, plant and equipment	**(6.8)**	(7.6)	(17.6)
Proceeds from sale of PPE and intangible assets	**41.0**	13.7	42.5
Dividends received from associates	**-**	-	1.0
Dividends paid to minority interests	**(0.8)**	(0.7)	(1.8)
Interest element on finance lease payments	**(1.2)**	(1.2)	(2.3)
Free cash flow	**48.8**	44.0	128.6

20. Business combinations

The group purchased 100% of the share capital or the trade and assets of 50 companies and businesses as detailed below, the largest being Technivap and Campbell Bros. The total purchase consideration for all acquisitions during the period was £95.9m and the cash outflow from current period acquisitions, net of cash acquired, was £81.6m.

Details of goodwill and the fair value of net assets acquired are as follows:

	Technivap £m (unaudited)	Campbell Bros £m (unaudited)	Other £m (unaudited)	2007 £m (unaudited)
Purchase consideration:				
- Cash paid	**18.0**	**18.6**	**42.8**	**79.4**
- Direct costs relating to the acquisition	**0.4**	**0.6**	**2.3**	**3.3**
- Consideration deferred to future periods	**-**	**1.1**	**11.7**	**12.8**
- Direct costs deferred to future periods	**-**	**-**	**0.4**	**0.4**
Total purchase consideration	**18.4**	**20.3**	**57.2**	**95.9**
Fair value of net assets acquired	**7.4**	**10.1**	**24.3**	**41.8**
Goodwill	**11.0**	**10.2**	**32.9**	**54.1**

Goodwill represents the synergies, workforce and other benefits expected as a result of combining the respective businesses.

20. Business combinations (continued)

Name of business acquired	Country	Date
Textiles &Washroom Services		
Healthcare Waste Management Services	Ireland	28.02.07
Stocking Up	UK	01.04.07
Femcare	UK	01.05.07
Mediclean	UK	01.05.07
Herr Garman	Sweden	15.05.07
Matador	Poland	24.05.07
Textiles & Washroom Services total purchase consideration = £ 7.2m		
Pest Control		
Gregor	Spain	01.01.07
Boot A Pest	USA	02.01.07
AS Schadlingsbekampfung	Germany	06.03.07
DDS	Italy	08.03.07
Application 3D	France	15.03.07
Aquitaine	France	01.06.07
Finpest	Finland	01.06.07
Pest Control total purchase consideration = £ 1.5m		
Ambius		
Bleser	Germany	26.02.07
Ambius total purchase consideration = £ 0.7m		
Electronic Security		
ACELEC	France	04.01.07
Porter	UK	25.05.07
Electronic Security total purchase consideration = £2.8m		
City Link		
Tiger Distribution	UK	19.02.07
Sprintlink	UK	16.04.07
M Way Link	UK	18.04.07
MNRS	UK	19.04.07
Swordpace	UK	20.04.07
McMichael Enterprises	UK	25.04.07
Parcel Master	UK	16.05.07
Linkmaster Holdings	UK	25.05.07
City Link total purchase consideration = £14.2m		
Facilities Services		
Technivap	France	31.01.07
KB Umwelttechnik	Germany	01.05.07
Wesco Access	UK	31.05.07
Facilities Services total purchase consideration = £19.1m		
Asia Pacific		
Chang Wei	China	01.01.07
Ademco	Singapore	01.01.07
Campbell Bros	Australia	02.01.07
Elite Commercial Care	Vietnam	08.01.07
Ding Sharm	Taiwan	31.01.07
Peststopper	Malaysia	31.01.07
One-Stop Habitat Care	Singapore	31.01.07
Botanis Indoor	Australia	31.01.07
Rainbow Hire Plants	New Zealand	13.02.07
Kil-Quick	Australia	19.02.07
Pestcare	Malaysia	28.02.07
Allwest	Australia	31.03.07
Savco	Australia	31.03.07
Right Method	Malaysia	31.03.07
Comfort	Brunei	31.03.07
Perfect Pest	Thailand	11.04.07
Bugsaway	New Zealand	16.04.07
Tai Ming	China	19.04.07
Hollywood Indoor Plants	Australia	01.05.07
A Castle Plant Hire	Australia	01.05.07
Dunedin	New Zealand	01.06.07
Direct Pest	Australia	18.06.07
Termi-proof	Australia	21.06.07
Asia Pacific total purchase consideration = £50.4m		

20. Business combinations (continued)

The book value of assets and liabilities arising from acquisitions are as follows:

	Technivap £m (unaudited)	Campbell Bros £m (unaudited)	Other £m (unaudited)	2007 £m (unaudited)
Non-current assets				
- Intangible assets[1]	-	-	-	-
- Computer software	-	0.1	-	0.1
- Property, plant and equipment	0.2	1.6	5.0	6.8
Current assets	6.3	2.0	9.8	18.1
Current liabilities	(2.8)	(1.7)	(14.0)	(18.5)
Non-current liabilities	-	-	(1.1)	(1.1)
Net assets acquired	3.7	2.0	(0.3)	5.4

The provisional fair value adjustments to the book value of assets and liabilities arising from acquisitions are as follows:

	Technivap £m (unaudited)	Campbell Bros £m (unaudited)	Other £m (unaudited)	2007 £m (unaudited)
Non-current assets				
- Intangible assets[1]	5.6	11.9	31.8	49.3
- Computer software	-	-	-	-
- Property, plant and equipment	-	-	-	-
Current assets	-	-	-	-
Current liabilities	-	-	-	-
Non-current liabilities	(1.9)	(3.8)	(7.2)	(12.9)
Net assets acquired	3.7	8.1	24.6	36.4

The provisional fair value[2] of assets and liabilities arising from acquisitions are as follows:

	Technivap £m (unaudited)	Campbell Bros £m (unaudited)	Other £m (unaudited)	2007 £m (unaudited)
Non-current assets				
- Intangible assets[1]	5.6	11.9	31.8	49.3
- Computer software	-	0.1	-	0.1
- Property, plant and equipment	0.2	1.6	5.0	6.8
Current assets	6.3	2.0	9.8	18.1
Current liabilities	(2.8)	(1.7)	(14.0)	(18.5)
Non-current liabilities	(1.9)	(3.8)	(8.3)	(14.0)
Net assets acquired	7.4	10.1	24.3	41.8

[1]Other than computer software and development costs.
[2]The provisional fair values will be finalised in the 2007 financial statements.

	Technivap £m (unaudited)	Campbell Bros £m (unaudited)	Other £m (unaudited)	2007 £m (unaudited)
Total purchase consideration	18.4	20.3	57.2	95.9
Consideration payable in future periods	-	(1.1)	(11.7)	(12.8)
Direct costs deferred to future periods	-	-	(0.4)	(0.4)
Purchase consideration (paid in cash)	18.4	19.2	45.1	82.7
Cash and cash equivalents in acquired companies and businesses	(3.1)	0.1	1.9	(1.1)
Cash outflow on current year acquisitions	15.3	19.3	47.0	81.6
Deferred consideration from prior periods paid	-	-	9.9	9.9
Cash outflow on current and past acquisitions	15.3	19.3	56.9	91.5

From the dates of acquisition to 30 June 2007, these acquisitions contributed £22.2m to revenue and £0.6m to operating profit (after amortisation of intangibles[1] of £2.3m).

If these acquisitions had occurred on 1 January 2007, they would have contributed £103.0m to revenue and £5.9m to operating profit (after amortisation of intangibles[1] of £4.8m).

[1]Other than computer software and development costs.
[2]The provisional fair values will be finalised in the 2007 financial statements.

21. Post balance sheet events

On 2 July 2007, the UK, the Netherlands and the US Electronic Security businesses were disposed for gross proceeds of £533.4m. The sale of the remaining French business remains conditional upon French regulatory approval. The process for obtaining this approval is ongoing.

On 10 July 2007, the group made a further contribution of £50m to the UK Pension Scheme. This amount is held in escrow pending the outcome of the March 2007 pension valuation.

The group has acquired a further 25 companies and businesses for a gross consideration of £75m, including Lancaster Office Cleaning Company Ltd in the United Kingdom for a total cash consideration of £19m and Presto-X-Company in the USA for an initial cash consideration of £19m.

22. Contingent liabilities

The 2007 Annual Report referred to a contingent liability in respect of litigation against the former Manned Guarding business in the USA by former employees in respect of certain employment practices. As expected, the action failed and no provision is deemed necessary.

There are contingent liabilities relating to third party guarantees, environmental issues, tax and litigation, none of which are expected to give rise to any significant loss.

23. 2006 Annual Report

The 2006 Annual Report has been filed with the Registrar and PricewaterhouseCoopers, the group's auditors, have provided an unqualified audit opinion thereon and did not contain statements under section 237 (2) or (3) of the Companies Act 1985. Copies of the 2006 Annual Report are available from the company's registered office at Belgrave House, 76 Buckingham Palace Road, London, SW1W 9RF.

24. Section 240 of the Companies Act 1985 (as amended)

The financial information in this interim statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (as amended).

6.1

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number:7576B

Rentokil Initial PLC

08 August 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme and

Hermes Pensions Management Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

Hermes Focus Asset Management Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

7 August 2007

6. Date on which issuer notified:

8 August 2007

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using Situation previous to the Triggering

the ISIN CODE transaction (vi)

Number of Number of voting Rights

shares (viii)

GB00B082RF11

Ord 1p 92,963,692 92,963,692

Resulting situation after the triggering transaction (vii)

Class/type of shares Number of Number of voting rights % of voting

if possible using the shares (ix) rights

ISIN CODE

GB00B082RF11 Direct Direct (x) Indirect (xi) Direct Indirect

B082RF1

Ord 1p

2,507,665 2,507,665 87,106,234 0.138% 4.80%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of Expiration Exercise/ Number of voting rights that may % of

financial Date Conversion be acquired if the instrument is voting

instrument (xiii) Period/ Date exercised/ converted. rights

(xiv)

Total (A+B)

Number of voting rights % of voting rights

89,613,899 4.938%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Pensions Management Limited. Hermes Pensions Management Limited is the parent undertaking of:

1. Hermes Equity Ownership Services Limited (voting rights held in this issuer:0.204%)

2. Hermes Investment Management Limited (voting rights held in this issuer:0.474%)

3. Hermes Focus Asset Management Limited (voting rights held in this issuer:4.260%)

4. Hermes Assured Limited (included with number 2)

Please see Section 13 for further information.

Proxy Voting:

10. Name of the proxy holder:

See comment in Section 13.

11. Number of voting rights proxy holder will cease to hold:

See comment in Section 13.

12. Date on which proxy holder will cease to hold voting rights:

See comment in Section 13.

13. Additional information:

Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in services agreements for the provision of corporate governance services to various underlying clients.

Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underlying clients which includes all the shares owned directly by BT Pension Scheme

Hermes Focus Asset Management Limited hold the voting rights as General Partner under a standing proxy contained in limited partnership agreements with various limited partnerships.

All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(a). The aggregation is made at the lower threshold of 3% and above because Hermes Equity Ownership Services Limited does not manage investments for the purposes of the investment manager exemption contained in DTR 5.1.5.

This disclosure is made by BT Pension Scheme Trustees Limited, which is the

ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7866 3021

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

BT Pension Scheme Trusts Limited as trustee of the BT Pension Scheme and Hermes Pension Management Limited

Contact address (registered office for legal entities):

Lloyds Chambers, 1 Portsoken Street, London, E1 8HZ

Phone number:

020 7702 0888

Other useful information (at least legal representative for legal persons):

BT Pension Scheme Trustees Limited is the parent undertaking of the group of companies subject to the notification obligation of indirect holders of voting

rights for the purpose of DTR 5.2.1(a) and 5.2.1(e).

B: Identity of the notifier, if applicable (xvii)

Full name:

Hermes Investment Management Limited as agent for BT Pensions Scheme Trustees Limited

Contact address:

Lloyds Chambers, 1 Portsoken Street, London, E1 8HZ

Phone number:

0207 680 2125 / 0207 680 2177

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Hermes Investment Management Limited acts as investment manager and agent on behalf of BT Pension Scheme Trustees Limited.

Additional information:

Please contact Margaret Moss or Valerie Davidson at Hermes Investment Management for further information.

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed

with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and

declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can

exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying

party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new

holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

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